DELAY OF REGISTRATION STATEMENT ON FORM S-3
CHASE MORTGAGE FINANCE CORPORATION
194 WOOD AVENUE SOUTH
ISELIN, NJ 08830
(732) 452-8000
March 29, 2010
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:       Chase Mortgage Finance Corporation
Registration Statement on Form S-3 (File No. 333-165584)
Ladies and Gentlemen:
     Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Act”), Chase Mortgage Finance Corporation (the “Registrant”) is hereby filing a delaying amendment with respect to the above-referenced Registration Statement on Form S-3, File No. 333-165584, which was filed with Securities and Exchange Commission (“Commission”) on March 19, 2010 (the “Registration Statement”).
     The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
     If you have any questions or comments with respect to this filing, please contact Steven J. Molitor of Dechert LLP at 215-994-2777.
Very truly yours,
CHASE MORTGAGE FINANCE CORPORATION
By: /s/ Jerome A. Cipponeri
Name: Jerome A. Cipponeri
Title: President